WALTHAUSEN FUNDS

Amendment No. 1 to Agreement and Declaration of Trust

The undersigned President of Walthausen Funds (the “Trust”) hereby certifies that the following resolution was adopted by the Board of Trustees of the Trust at a meeting held on December 1, 2010:

Resolved that pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Walthausen Funds (the “Trust”) we hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares of the Trust and designate such Series the “Walthausen Small Cap Value Fund” and the “Walthausen Select Value Fund” (collectively the “Series”). The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:

Further Resolved, that the above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

This document shall have the status of an Amendment to said Agreement and Declaration of Trust.

Date: December  22 , 2010

                                                                            /s/ John B. Walthausen
                                                                            John B. Walthausen, President